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                            May 3, 2024

       Fanghan Sui
       Chief Executive Officer
       Battery Future Acquisition Corp.
       8 The Green, #18195
       Dover, DE 19901

                                                        Re: Battery Future
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 26,
2024
                                                            File No. 001-41158

       Dear Fanghan Sui:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 26, 2024

       Background
       Risk Factors, page 20

   1. We note that you are seeking to extend your termination date to June 17, 2025, which is
                                                        43 months from your
initial public offering. We also note that you are listed on the NYSE and that NYSE Listed
Company Manual Section 102.06(e) requires that a special purpose acquisition company
complete a business combination within three years. Please revise to explain that the
proposal to extend your termination deadline beyond December 17,
                                                        2024 does not comply
with this rule, or advise, and disclose the risks of your non-
                                                        compliance with this
rule, including that your securities may be subject to suspension and delisting from the
NYSE.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Fanghan Sui
Battery Future Acquisition Corp.
May 3, 2024
Page 2

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.



                                                       Sincerely,
FirstName LastNameFanghan Sui
                                                       Division of Corporation
Finance
Comapany NameBattery Future Acquisition Corp.
                                                       Office of Real Estate &
Construction
May 3, 2024 Page 2
cc:       Jeffrey M. Gallant
FirstName LastName